Exhibit 99.2

Celestica Inc.
Supplemental Information
(in millions of US dollars, except per share amounts)
(unaudited)

	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	1Q 2004	2Q 2004	Q2 YTD 2003	Q2 YTD 2004	FY 2001	FY 2002	FY 2003
Revenue	$1,958.9	$1,911.9	$1,587.4	$1,598.4	$1,634.8	$1,914.8	$2,016.9	$2,314.2	$3,185.7	$4,331.1	$10,004.4	$8,271.6	$6,735.3
GAAP
Net earnings (loss) (1)	(90.8)	(434.9)	3.2	(39.8)	(65.0)	(165.1)	(8.4)	(25.5)	(36.6)	(33.9)	(40.3)	(445.9)	(266.7)
Gain on repurchase of convertible debt (GAAP only)	4.0	4.3	5.7	4.2	5.5	0.7	—	21.4	9.9	21.4	—	8.3	16.1
Convertible debt accretion, net of tax	(4.6)	(4.3)	(4.0)	(3.5)	(4.4)	(3.6)	(3.7)	(3.8)	(7.5)	(7.5)	(15.0)	(17.5)	(15.5)

Earnings (loss) available to shareholders — basic	(91.4)	(434.9)	4.9	(39.1)	(63.9)	(168.0)	(12.1)	(7.9)	(34.2)	(20.0)	(55.3)	(455.1)	(266.1)
Earnings (loss) per share — basic	$(0.40)	$(1.90)	$0.02	$(0.18)	$(0.30)	$(0.80)	$(0.06)	$(0.04)	$(0.15)	$(0.09)	$(0.26)	$(1.98)	$(1.23)

Earnings (loss) per share — diluted (2)	$(0.40)	$(1.90)	$0.02	$(0.18)	$(0.30)	$(0.80)	$(0.06)	$(0.04)	$(0.15)	$(0.09)	$(0.26)	$(1.98)	$(1.23)

W.A. # of shares (in millions) for GAAP
— basic	230.1	229.0	227.0	218.0	211.8	209.3	213.2	224.6	222.5	218.9	213.9	229.8	216.5
— diluted (2)	230.1	229.0	230.2	218.0	211.8	209.3	213.2	224.6	222.5	218.9	213.9	229.8	216.5
Actual # of shares o/s (in millions)	229.4	228.6	222.3	213.3	209.6	208.9	223.5	224.0	213.3	224.0	229.7	228.6	208.9

ADJUSTED net earnings
Net earnings (loss) (1)	$(90.8)	$(434.9)	$3.2	$(39.8)	$(65.0)	$(165.1)	$(8.4)	$(25.5)	$(36.6)	$(33.9)	$(40.3)	$(445.9)	$(266.7)
Adjustments:
Non cash option expense	—	—	—	—	—	0.3	1.6	2.1	—	3.7	—	—	0.3
Amortization of intangible assets	29.0	23.2	12.4	12.1	12.0	12.0	7.2	7.7	24.5	14.9	125.0	95.9	48.5
Integration costs related to acquisitions	3.0	4.0	—	—	—	—	—	0.4	—	0.4	22.8	21.1	—
Other charges	136.4	541.4	(1.6)	21.6	49.1	106.3	10.9	51.5	20.0	62.4	273.1	677.8	175.4
Income tax effect of above	(26.9)	(95.3)	(1.4)	(6.2)	(0.1)	42.0	(3.1)	(9.5)	(7.6)	(12.6)	(60.5)	(127.3)	34.3

Adjusted net earnings (loss)	$50.7	$38.4	$12.6	$(12.3)	$(4.0)	$(4.5)	8.2	26.7	0.3	34.9	320.1	221.6	(8.2)

As a percentage of revenue	2.6%	2.0%	0.8%	-0.8%	-0.2%	-0.2%	0.4%	1.2%	0.0%	0.8%	3.2%	2.7%	-0.1%
ADJUSTED earnings (loss) for EPS calculation	50.7	38.4	12.6	(12.3)	(4.0)	(4.5)	8.2	26.7	0.3	34.9	320.1	221.6	(8.2)
Convertible debt accretion, net of tax	(4.6)	(4.3)	(4.0)	(3.5)	(4.4)	(3.6)	(3.7)	(3.8)	(7.5)	(7.5)	(15.0)	(17.5)	(15.5)

Adjusted earnings (loss) available to shareholders — basic	46.1	34.1	8.6	(15.8)	(8.4)	(8.1)	4.5	22.9	(7.2)	27.4	305.1	204.1	(23.7)
Adjusted earnings (loss) per share — basic	$0.20	$0.15	$0.04	$(0.07)	$(0.04)	$(0.04)	$0.02	$0.10	$(0.03)	$0.13	$1.43	$0.89	$(0.11)

Adjusted earnings (loss) per share — diluted (2)	$0.20	$0.15	$0.04	$(0.07)	$(0.04)	$(0.04)	$0.02	$0.10	$(0.03)	$0.12	$1.37	$0.86	$(0.11)

W.A. # of shares (in millions) for ADJUSTED earnings (loss)
— basic	230.1	229.0	227.0	218.0	211.8	209.3	213.2	224.6	222.5	218.9	213.9	229.8	216.5
— diluted (2)	234.9	232.8	230.2	218.0	211.8	209.3	217.3	227.3	222.5	221.7	232.9	236.2	216.5

EBITDA
Net earnings (loss) (1)	$(90.8)	$(434.9)	$3.2	$(39.8)	$(65.0)	$(165.1)	$(8.4)	$(25.5)	$(36.6)	$(33.9)	$(40.3)	$(445.9)	$(266.7)
Income taxes	(18.6)	(89.0)	0.7	(8.1)	(0.7)	41.3	(1.7)	(5.2)	(7.5)	(6.9)	(2.1)	(91.2)	33.1

EBT	(109.4)	(523.9)	3.9	(47.9)	(65.7)	(123.8)	(10.1)	(30.7)	(44.1)	(40.8)	(42.4)	(537.1)	(233.6)
Integration costs related to acquisitions	3.0	4.0	—	—	—	—	—	0.4	—	0.4	22.8	21.1	—
Other charges	136.4	541.4	(1.6)	21.6	49.1	106.3	10.9	51.5	20.0	62.4	273.1	677.8	175.4

EBT	30.0	21.5	2.3	(26.3)	(16.6)	(17.5)	0.8	21.2	(24.1)	22.0	253.5	161.8	(58.2)
Interest expense (income), net	(1.1)	(3.1)	(3.4)	(1.5)	(0.3)	1.1	1.0	2.8	(4.8)	3.8	(7.9)	(1.1)	(4.0)

EBIT	28.9	18.4	(1.1)	(27.8)	(16.9)	(16.4)	1.8	24.0	(28.9)	25.8	245.6	160.7	(62.2)
Non cash option expense	—	—	—	—	—	—	1.6	2.1	—	3.7	—	—	—
Amortization of intangible assets	29.0	23.2	12.4	12.1	12.0	12.0	7.2	7.7	24.5	14.9	125.0	95.9	48.5

EBIAT (1)	57.9	41.6	11.3	(15.7)	(4.9)	(4.4)	10.6	33.8	(4.4)	44.4	370.6	256.6	(13.7)
	3.0%	2.2%	0.7%	-1.0%	-0.3%	-0.2%	0.5%	1.5%	-0.1%	1.0%	3.7%	3.1%	-0.2%

EBITDA (1)	$111.1	$89.9	$54.7	$28.2	$37.4	$38.0	$51.9	$79.7	$82.9	$131.6	$563.7	$469.4	$158.3

	5.7%	4.7%	3.4%	1.8%	2.3%	2.0%	2.6%	3.4%	2.6%	3.0%	5.6%	5.7%	2.4%

(1)
2001, 2002 & 2003 comparative numbers reflect the impact of a change in accounting policy for asset retirement obligations.

Impact on 2003 is to reduce EBIAT and net earnings: Q1 - $0.2, Q2 - $0.2, Q3 - $0.2, Q4 - $0.3, FY - $0.9

Impact on 2002 is to reduce EBIAT and net earnings: Q1 - $0.1, Q2 - $0.2, Q3 - $0.2, Q4 - $0.2, FY - $0.7

Impact on 2001 is to reduce EBIAT and net earnings:   Q1 - $0.1, Q2 - $0.1, Q3 - $0.1, Q4 - $0.2, FY - $0.5

(2)
Weighted average # of shares excludes options, warrants (as of Q1 04) and convertible debt when there are losses, as they are anti-dilutive.

Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.